

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

August 23, 2017

<u>Via E-mail</u>
Thomas Cianelli
Senior Vice President, Treasurer
USAA Acceptance, LLC
c/o Wells Fargo Delaware Trust Company, National Association
919 Market Street, Suite 1600
Wilmington, Delaware 19801

> **Re: USAA Auto Owner Trust 2014-1**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 333-184646-01**

Dear Mr. Cianelli:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Stuart Litwin, Esq., Mayer Brown LLP
       Michael Broker, Esq., USAA